SMARTHEAT INC.
A-1, 10, Street 7
Shenyang Economic and Technological Development Zone
Shenyang, China 110141
(86) 24-2519-7699

December 9, 2011

VIA EDGAR

John Cash
Accounting Branch Chief
Division of Corporation Finance
Mail Stop 4631
U.S. Securities and Exchange Commission
100 F. Street, N.E.
Washington, DC 20549

Re:                          SmartHeat Inc.
Form 10-K for the Fiscal Year Ended December 31, 2010
Filed March 15, 2011
Form 10-Q for the Fiscal Quarter Ended September 30, 2011
Filed November 8, 2011
File No. 001-34246

Dear Mr. Cash:

This letter is submitted to notify the Staff (the “Staff”) of the Securities and Exchange Commission that SmartHeat Inc. (the “Company”) is in receipt of the Staff’s correspondence dated November 23, 2011, to the Company regarding the above-captioned filings of the Company. The Company plans to furnish a response on or about December 14, 2011.

Should you or others have any questions or would like additional information, please contact Robert Newman, Counsel to the Company, at (212) 227-7422 or by fax at (212) 202-6055.

Very truly yours,

/s/ Jun Wang
Jun Wang
Chief Executive Officer

cc:           Robert Newman, Newman & Morrison LLP